UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-181530) OF SMART TECHNOLOGIES INC. FILED WITH THE COMMISSION, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS THE REGISTRANT SUBSEQUENTLY FURNISHES TO OR FILES WITH THE COMMISSION.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

In connection with its announcement of financial results for the quarter ended September 30, 2014, SMART Technologies Inc. is filing the following documents:

Management’s discussion and analysis;

Interim consolidated financial statements; and

Certificates of the principal executive and financial officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ Jeffrey A. Losch
Name:	Jeffrey A. Losch
Title:	Vice President, Legal and General Counsel, and Corporate Secretary

Date: Thursday November 13, 2014

Exhibit Index

99.1	Management’s Discussion and Analysis for the three and six months ended September 30, 2014

99.2	Interim consolidated financial statements of SMART Technologies Inc. for the three months ended September 30, 2014 and 2013

99.3	Rule 13a-14(a)/15d-14(a) Certification of principal executive officer of SMART Technologies Inc.

99.4	Rule 13a-14(a)/15d-14(a) Certification of principal financial officer of SMART Technologies Inc.